

Mail Stop 3030

November 5, 2009

Via U.S. Mail and Facsimile to +81-75-604-3557

Shoichi Aoki
General Manager of Financial and Accounting Department
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

> **Re:** **Kyocera Corporation**
> **Form 20-F for the Fiscal-Year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-07952**

Dear Mr. Aoki:

We have reviewed your response dated October 23, 2009 and additional filings, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended March 31, 2009

Item 18. Financial Statements, page 102

Note 1. Accounting Policies, page F-9

Revenue Recognition, page F-9

1.   Please refer to prior comment 3. We note your response to our comment, specifically the discussion of the revenue recognition policy of the Information Equipment Group. We see that you recognize revenue from sales-type leases "upon completion of installation". Please describe for us why installation only impacts the recognition of revenue for sales-type lease and not to transactions with distributors or other end users. Please discuss how prevalent and material the contracts that involve installation are for your Information Equipment Group. Describe whether you have accounted for these transactions as multiple-element revenue arrangements under FASB ASC 605-25 (formerly EITF 00-21).

2.   We note from your response to our prior comment 3 that sales related to the installation of solar power generating systems to end users are arrangements with multiple elements. Please describe for us how you accounted for each element in these multiple element arrangements, supported with the authoritative US GAAP literature used in your accounting for these transactions.

3.   In this regard, we see that you intend to enhance your revenue recognition policy in future filings. Please provide us with a copy of your proposed revised disclosures, which includes the discussion of the revenue recognition policies similar to what you have provided in your response to our prior comment 3.

Note 4. Investment in Debt and Equity Securities, page F-21

4.   Please refer to prior comment 4. We note your response to our comment that the time deposits, certificates of deposits, long-term deposits and long-term loans are not within the scope of SFAS 115 and did not include them in the disclosures required by paragraphs 19 and 20. However, paragraph 17 of SFAS 115 requires that investments in available-for-sale securities and trading securities should be presented separately from similar assets that are measured using another measurement attribute. To clarify for investors in future filings, please revise to reconcile the amounts presented in your SFAS 115 disclosures to those amounts included within the related balance sheet captions. In this regard, a tabular presentation similar to that included in your response would be useful for investors to properly understand the account balances.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief